[KPMG LETTERHEAD]



April 10, 2000



Securities and Exchange Commission
Washington, D.C.  20549


Ladies and Gentlemen:

We were previously principal accountants for Umpqua Holdings Corporation and, under the date of January 21, 2000, we reported on the consolidated financial statements of Umpqua Holdings Corporation and subsidiaries as of December 31, 1999 and 1998 and for each of the years in the three-year period ended
December 31, 1999. On April 5, 2000, our appointment as principal accountants was terminated. We have read Umpqua Holdings Corporation's statement included under Item 4 of its Form 8-K dated April 10, 2000, and agree with such statements, except that we are not in a position to agree or disagree with Umpqua Holdings Corporation's statement that the change was approved by the Audit Committee of its Board of Directors.



Very truly yours,



/s/ KPMG LLP